Exhibit 10.1

[Landstar logo]

May 20, 2021

Fred Pensotti

249 Plantation Circle South

Ponte Vedra Beach, FL 32082

Dear Fred:

It is my pleasure to extend the following offer of employment for the position of Vice President and Chief Financial Officer on behalf of Landstar System Holdings, Inc. (the “Company”, and collectively with its parent, subsidiaries and other affiliates, “Landstar”) We are very impressed with your experience and believe you will be a valuable contributor to the Landstar organization.

This letter will detail the terms and conditions of your employment and outline the current major features of the Company’s compensation and benefit plans and practices. If these terms are satisfactory, please sign and return this letter as indicated below, on or before May 21, 2021.

Assumption of Duties: Your start date will be May 24, 2021 for you to assume the position of Vice President and Chief Financial Officer. You will report to James B. Gattoni, President and Chief Executive Officer, and your work location will be in the Jacksonville Service Center located at 13410 Sutton Park Drive South, Jacksonville, Florida 32224.

Salary: Your annual base salary will be $475,000, which will be paid in semi-monthly installments, subject to deductions for taxes and other withholdings as required by law and/or the policies of Landstar. This position is classified as exempt under the Fair Labor Standards Act (FLSA).

Bonus: Your target bonus is 75% of base salary (the “EICP Percentage”) under the Company’s Incentive Compensation Plan (ICP). The Company must achieve budgeted Diluted Earnings per Share (DEPS) to receive bonus at the “threshold” level. If the Company’s actual diluted earnings per share for the fiscal year were greater than the “threshold” amount of diluted earnings per share, the EICP payment for each Named Executive would be calculated by multiplying each such executive’s base salary by such executive’s EICP Percentage multiplied by a “multiplier” that is equal to one plus a predetermined factor. The factor equals 33 1/3 percent for each one percent by which actual diluted earnings per share exceed threshold diluted earnings per share up to a multiplier of 3.0 for each executive. In other words, each executive would achieve a multiplier of 3.0 if actual diluted earnings per share exceed threshold diluted earnings per share by six percent. We refer to the amount of diluted earnings per share required to achieve a multiplier of 3.0 as the “target” amount of diluted earnings per share. In the event actual diluted earnings per share exceed target diluted earnings per share, a bonus pool would accrue as if the multiplier continued to increase above 3.0 for each participant under the EICP. The bonus pool amount would be calculated by multiplying each such executive’s base salary by such executive’s EICP Percentage multiplied by a “multiplier” that is also equal to one plus a predetermined factor. With respect to the calculation of the bonus pool, the factor equals 16 2/3 percent, not 33 1/3 percent, for each one percent by which actual diluted earnings per share exceed target diluted earnings per share. The bonus pool is allocable among EICP participants based on the discretion of the Compensation Committee. Maximum payout under the plan per individual is $3 million. The actual average annual payout over the prior 10 years was a 2.6 multiple. To the extent that the Company achieves budgeted DEPS with respect to FY2021, the potential bonus amount payable to you with respect to FY2021 is to be prorated based on the percentage of the fiscal year worked by you. All amounts payable under the Company’s ICP are subject to the discretion of the Compensation Committee of the Board of Directors.

Equity: You are eligible for annual equity grants under the Company’s Equity Incentive Plan, with the initial such grants anticipated to occur in January 2022 structured as follows, subject in all respects to the discretion of the Compensation Committee of the Company’s Board of Directors:

(A)

$750,000 grant of performance-related stock awards granted in the form of restricted stock units (PSUs). Vesting of PSUs is based on the average of the change in operating income and pre-tax earnings per share for the year ended as compared to the base year results rounded to the nearest whole number, less amounts previously vested. Initial grant would use fiscal year 2021 as the base year and vesting would occur following the end of fiscal years 2024, 2025 and 2026.

(B)	$250,000 grant of restricted stock to vest pro rata on January 31, 2023, 2024 and 2025. Unvested shares of restricted stock are eligible to be voted and to receive dividends.

Sign-on: In addition to components of your compensation described above under “Salary”, “Bonus” and “Equity”, you are entitled to the following amounts as sign-on compensation:

(A)

$750,000 grant of restricted stock under the Company’s Equity Incentive Plan, to be granted on May 24, 2021, with such shares of restricted stock vesting in equal number on May 24, 2022, May 24, 2023 and May 24, 2024.

Change in Control: You will be provided the opportunity to execute a Key Executive Employment Protection Agreement (KEEPA) on the Company’s standard form that provides certain severance benefits in the event of a change in control of the Company consisting of a lump sum cash amount equal to 3 times the sum of (A) annual base salary and (B) “threshold” bonus for the year in which the change in control occurs. Each KEEPA also provides a pro rata payout of the “threshold” annual bonus amount for the year of employment termination and for continuation of medical benefits for up to one year from the date of employment termination.

Indemnification Agreement: You will be provided the opportunity to execute an Indemnification Agreement on the Company’s standard form.

Benefits: You are entitled to enroll in any of the benefits offered to employees of Landstar as you become eligible according to the provisions of the plans. Landstar’s excellent benefit program includes a 401(k) plan, tuition assistance, Flexible Spending Accounts and medical, dental, and vision options. In addition, you are provided with twice your annual salary in life insurance, AD&D, Short-term and Long-term Disability insurance at no cost to you. Optional life and AD&D are also available at group premiums. Eligibility for all health plans begins on the first of the month following completion of 60 days of service.

Paid Time Off: Landstar currently recognizes 8 paid holidays per year to all employees. In addition, you will be entitled to 25 days of paid vacation per each year of continuous service under the Company’s vacation policy. Vacation time must be used within 12 months after it becomes available or by your next annual anniversary date. Upon your separation from the Company for any reason other than for Cause, you will be paid for unused vacation days. Additionally, flex days are dependent upon your hire date and continuous length of employment.

Severance: In the event of a termination by the Company without Cause or by you for Good Reason and subject to your execution and delivery to the Company and non-revocation within 60 days of such termination of a general release of claims in the form customarily used by the Company, releasing the Company and its affiliates from all claims and liabilities, severance in the amount of 1 time annual salary and 1 time “threshold” bonus will be paid to you promptly following the expiration of the 60-day period following such termination. Notwithstanding the foregoing, in the event that any severance benefits are payable to you under the KEEPA, no severance payment will be made to you under the immediately preceding sentence. “Cause” for purposes of this offer letter shall have the same meaning ascribed to such term in the Company’s 2011 Equity Incentive Plan. “Good Reason” for purposes of this offer letter shall have the same meaning as provided in clauses (i), (ii) and (iv) in the definition of such term in the KEEPA; provided that all references to “Change of Control” or “Change of Control Date” in each such clause shall instead refer to the “date giving rise to such Good Reason event” and provided further that any such event results in a material negative change to you in your employment relationship with the Company. You may not resign your employment with the Company for Good Reason unless: (x) you provide the Company with at least 30 days prior written notice of your intent to resign for Good Reason (which notice is provided not later than the 30th day following the event constituting Good Reason); (y) the Company does not remedy the alleged violation(s) within such 30-day period; and (z) you terminate your employment within 60 days after providing notice if the alleged violation(s) are not cured by the Company.

This offer of employment is contingent on the following:

•

Satisfactory drug screen. Upon acceptance of this offer you will be provided information needed to complete this process. The results must be available in advance of your start date; normal turnaround is at least 72 hours for results. All such testing is conducted in accordance with federal, state, and local laws.

•

Provision of documents on your first day of work that establish your identity and authorization to work in the United States. All individuals hired are required by the Immigration Reform and Control Act of 1986 to provide verification documents.

•	Satisfactory criminal background and reference checks.

•	Execution of an agreement to arbitrate any disputes with the Company on the Company’s standard form.

This letter reflects the terms and conditions of your employment. Accordingly, it supersedes and completely replaces any prior oral or written communication on this subject. This letter is not an employment contract and should not be construed or interpreted as containing any guarantee of continued employment. The employment relationship at our Company is by mutual consent (“Employment-At-Will”). This means that employees have the right to terminate their employment at any time and for any reason. Likewise, the Company reserves the right to discontinue your employment with or without cause at any time and for any reason.

Again, Fred, we look forward to you joining Landstar System Holdings, Inc. and wish you a prosperous career here. Please indicate your acceptance of this offer below and return the original to me no later than May 21, 2021. Please keep a copy of this offer for your personal records.

Sincerely,

/s/ James B. Gattoni

James B. Gattoni

President and Chief Executive Officer

Landstar System Holdings, Inc.

I accept the offer as stated above and will tentatively commence my employment on May 24, 2021. I understand and acknowledge that this offer does not guarantee me employment for any period of time and that the employment relationship between Landstar and me will be “at will,” which means that either Landstar or I may terminate the relationship at any time.

Signature: /s/ Fred Pensotti

Name: Fred Pensotti

Dated: May 20, 2021